UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )

New Motion, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64754V105

(CUSIP Number)

Joseph Baumgartner

26482 Montecito Lane

Mission Viejo, CA 92691

(949) 702-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Scott Walker

31 Arborwood

Irvine, CA 92620

November 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [64754V105]	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Scott Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 777,571 shares of Common Stock
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 777,571 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,571 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.63%
14	TYPE OF REPORTING PERSON IN

Page 3 of 4 Pages

Item 1.	Security and Issuer.

This schedule 13D relates to common stock, par value of $0.01 per share of the common stock of New Motion, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 42 Corporate Park, Suite 250, Irvine, California 92606.

Item 2.	Identity and Background.

This statement is being filed individually by Scott Walker, a citizen of the United States of America (“Walker”). Walker is the Founder and the former Chief Marketing Officer of New Motion, Inc. (“New Motion”).

The principal residence address of Walker is 31 Arborwood, Irvine, CA 92620. During the last five years, Walker has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Walker was issued 1,569,525 New Motion Founders Common Shares at no cost on May 14, 2007.

Item 4.	Purpose of Transaction.

As of November 14, 2008, Walker beneficially owned 1,569,525 Common Shares of New Motion, Inc., representing 7.33% of the 21,406,855 outstanding Common Stock of the Company, as determined from the outstanding Common Shares on November 12, 2008, as provided in the Company’s SEC Form 10-Q filed with the SEC on November 14, 2008. Such shares were held by Walker as an investment. As a result of the sale of 791,954 shares described in Item 5, Walker’s beneficial ownership after the above sale represents 3.63% of the Company’s outstanding Common Shares as of November 12, 2008. Walker previously beneficially owned additional Common Shares and other Securities of the Company which were sold or expired prior to the consummation of this transaction.

Item 5.	Interest in Securities of the Issuer.

Pursuant to the terms of an Settlement Agreement between Atrinsic, Inc. (“Atrinsic”) and Walker, Walker sold 791,954 Common Shares to Atrinsic, in return for $500,000.00 cash, effective November 14, 2008. As of November 15, 2008, Walker beneficially owned 777,571 shares, representing 3.63% of the of the 21,406,855 Company’s outstanding Common Stock as of November 12, 2008, (See No. 11 and No. 13 and Item 4. above) which are to be held in escrow by Atrinsic for a period of up to 24 months, subject to Walker’s completion of additional terms of the Settlement Agreement.

Item 7.	Materials to be Filed as Exhibits.

Not Applicable

Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2009	/s/ Scott Walker
Scott Walker